ITEM 77E - LEGAL PROCEEDINGS


The Registrant, together with other investors, including Massachusetts Mutual Life Insurance Company (the parent of Registrant's investment advisor), is a plaintiff in two lawsuits in connection with private placement investments made by the Registrant in Sharp International Corporation ("Sharp"). Three managing shareholders of Sharp, which is currently being liquidated in Chapter 7 liquidation proceedings, have pleaded guilty to criminal fraud charges. Two separate civil lawsuits have been brought in The Supreme Court of New York, County of New York, in an attempt to recover damage for lost investment funds from Sharp's working capital lender and auditors. The Registrant's lawsuit against Sharp's working capital lender was dismissed on a pretrial motion and is currently being appealed. The Registrant's lawsuit against Sharp Auditors is in the discovery phase. The Registrant is unable to estimate any recovery from these lawsuits as of June 30, 2003.